Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation (XOM)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Exxon Mobil Corporation (XOM)

Annual Meeting: May 29, 2024

Response to Exxon Mobil’s Attack on Shareholders

CONTACT: Danielle Fugere | dfugere@asyousow.org

Exxon’s Opposition Statement to Item #6 on its Proxy – Seeking A Report on Impact of Reduced Plastics Demand -- includes an extraordinary, vitriolic, and ultimately irrelevant attack on its own shareholders. While deeply unfortunate, this is unsurprising. Exxon has been engaged in an extended attack on many of its shareholders and, more broadly, on shareholder democracy. This ongoing crusade represents a betrayal of the Company’s basic purpose. Exxon is owned by its shareholders. Exxon’s management answers to its Board, and its Board answers to its shareholders.

Sometimes, some of Exxon’s owners will express dissatisfaction with decisions made by management and the Board. But the foundational premise of corporate governance in America is that these disagreements are to be resolved through the mechanisms of corporate democracy. For more than eight decades, the centerpiece of corporate democracy has been the shareholder proposal — a mechanism by which shareholders may express concern, raise emerging issues of material risk or opportunity, or encourage responsible corporate citizenship. As Exxon itself has described it, the “purpose of the shareholder proposal process” is “providing a mechanism for shareholders to bring issues of relevance to the attention of other shareholders in their capacity as investors.”1 Proposals also offer a mechanism for shareholders to express concerns about the Company’s direction at a lower temperature and expense than director elections.

The right to bring a shareholder proposal is a core property right attendant to the purchase of corporate stock; accordingly, agreement to participate in the shareholder proposal process is a fundamental condition to a company’s access to the national securities exchanges. Essentially, federal law guarantees that public companies must acknowledge their shareholders as owners, not as ATMs who silently dispense capital.

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1 Letter from Neil Hansen, Vice President, Investor Relations and Secretary, Exxon Mobil Corporation to Vanessa A. Countryman, Secretary, U.S. Securities and Exchange Commission (Feb. 3, 2020), https://www.sec.gov/comments/s7-23-19/s72319-6794790-207771.pdf.

2024 Proxy Memo Exxon Mobil Corp | Statement Concerning Shareholder Democracy

Exxon, evidently, has decided to renege on this longstanding bargain. The Company is engaged in an all-out crusade against shareholder democracy, an effort expressed not only though its misleading proxy statement but also through a lawsuit the Company has brought against its own shareholders, which it unpersuasively defends in its proxy statement. Like its ill-advised lawsuit, Exxon’s attack on shareholder democracy in its proxy statement is riddled with inaccuracies, misleading statements, and baseless and irrelevant ad hominem attacks on its owners and their representatives. It inappropriately attempts to distinguish between “real” shareholders and those with whom the Company disagrees on risk-management practices and therefore evidently believes should be silenced. The Company further runs roughshod over the history and tradition of the shareholder proposal process in this country.

What makes the Company’s position all the more unfortunate is that it is entirely contrived. Just two years ago, the Board recommended against a vote to limit shareholder proposals, stating that it “values input from shareholders” and “respects the rights of shareholders to have their perspectives heard.”2 Likewise, the Board then explicitly affirmed its belief “that shareholder proposals can be a constructive element of corporate governance.”3 While Exxon now argues, absurdly, that smaller shareholders should not be permitted to submit proposals,4 in 2020 Exxon opposed SEC rule changes to increase the filing threshold.5 So not only are Exxon’s attacks wrong — they are insincere.

While Exxon’s attacks ultimately have nothing to do with the substance of the proposals on its proxy and nothing to do with advancing investors’ long-term interests, they cannot go unanswered. As You Sow offers the following brief response to Exxon’s attack on shareholders, shareholder representatives, and shareholder democracy.

Fact and Fiction about Shareholder Proposals

Myth: Exxon states that shareholder proposals “can cost companies up to $150,000 per proposal according to the SEC,” and generates a “[t]otal estimated cost to the Company” of the proposals submitted to it based on this figure. (p. 79).

•	Reality: As the underlying SEC document makes clear, the “$150,000 per proposal” figure is the upper bound of a cost estimate from issuers that starts at $20,000. The same document cites a Society for Corporate Governance survey of members that found that 73% of respondents spent less than $20,000 total for all proposals annually.[6]

•	Reality: Exxon states that this cost figure “does not include opportunity costs associated with the Board’s and management’s time,” (p. 79), but in 2020 told the SEC that its estimated $100,000 per proposal cost was “based primarily on time spent by company staff, management, and the Board of Directors.”[7] Of course, Exxon is eager to account for any time spent considering proposals it opposes as a cost, but from an objective perspective, Board and management consideration of the information and issues presented by proposals is a benefit.

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2 ExxonMobil Corporation, Notice of 2022 Annual Meeting and Proxy Statement, https://d1io3yog0oux5.cloudfront.net/_4539d1c962f837dc01ff36a469b30fb4/exxonmobil/db/2301/21384/proxy_statement/2022-proxy-statement.pdf.

3 ExxonMobil Corporation, Notice of 2022 Annual Meeting and Proxy Statement, https://d1io3yog0oux5.cloudfront.net/_4539d1c962f837dc01ff36a469b30fb4/exxonmobil/db/2301/21384/proxy_statement/2022-proxy-statement.pdf.

4 See Exxon Mobil Corp., Shareholder Proposal Lawsuit – Our responsibility to fight back, https://corporate.exxonmobil.com/news/corporate-news/shareholder-proposal.

5 Letter from Neil Hansen, Vice President, Investor Relations and Secretary, Exxon Mobil Corporation to Vanessa A. Countryman, Secretary, U.S. Securities and Exchange Commission (Feb. 3, 2020), https://www.sec.gov/comments/s7-23-19/s72319-6794790-207771.pdf.

6 Final Rule: Procedural Requirements and Resubmission Thresholds under Exchange Act Rule 14a-8, https://www.sec.gov/files/rules/final/2020/34-89964.pdf.

7 Letter from Neil Hansen, Vice President, Investor Relations and Secretary, Exxon Mobil Corporation to Vanessa A. Countryman, Secretary, U.S. Securities and Exchange Commission (Feb. 3, 2020), https://www.sec.gov/comments/s7-23-19/s72319-6794790-207771.pdf.

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2024 Proxy Memo Exxon Mobil Corp | Statement Concerning Shareholder Democracy

Myth: Exxon claims that “the interpretation of” SEC shareholder proposal rules has changed, “allowing activists from all sides to make the same proposals year after year,” and that proposals that would have previously been excluded “are more frequently being put up for a vote.” (p. 79).

•	Reality: There is no evidence for this claim whatsoever. No-action success rates vary greatly from year to year. Last year, the SEC granted 58% of no-action requests, up 20% from 2022. This year, yet again, “a higher percentage of” no-action requests are being granted.[8] Finally, most no-action requests are not focused on the portions of the Rule the Company claims have been affected by changed “interpretations.”[9] More than 50% of no-action requests in 2023 focused on either procedural issues or alleged false/misleading statements.

•	Reality: Exxon claims as proof of the system being broken is shown by “far fewer no-action requests being submitted in a system that no longer honors them.”[10] Yet again, the Company is making sweeping claims about trends based on a single year of data, and reality is catching up. This year, “[t]here has been a 30% increase in the number of no-action requests submitted to the SEC.”[11]

•	Reality: It is harder now to submit a shareholder proposal than ever before. When the shareholder proposal rule was first promulgated, a single proponent could submit an unlimited number of proposals based on holding a single share of stock. Since then, more than a dozen procedural and substantive bases for exclusion have been implemented, and minimum stock values and minimum holding times have been continually raised. In the last rule change, holding requirements were raised from $2,000 with a one year holding requirement to $25,000, an amount that most mainstream investors will not hold for most stocks. Holding shares for 2 years reduces the holding requirement to $15,000, an amount that is still high for Main Street investors, and a shareholder must now hold shares for 3 years before the filing threshold is back to $2,000. Refiling thresholds have also been increased substantially from 3% to 5% for first year proposals; 6% to 15% for second year proposals; and from 10% to a much higher 25% for third year proposals. There is no support for the proposition that shareholders can bring the same proposal “year after year.”

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8 Matt DiGuiseppe & Maria Castañón Moats, Proxy Preview 2024, Harvard L. Sch. Forum on Corp. Gov. (Apr. 14, 2024), https://corpgov.law.harvard.edu/2024/04/14/proxy-preview-2024/.

9 Gibson Dunn, Shareholder Proposal Developments During the 2023 Proxy Season (July 2023), https://www.gibsondunn.com/wp-content/uploads/2023/07/shareholder-proposal-developments-during-the-2023-proxy-season.pdf.

10 See Exxon Mobil Corp., Shareholder Proposal Lawsuit – Our responsibility to fight back, https://corporate.exxonmobil.com/news/corporate-news/shareholder-proposal.

11 Matt DiGuiseppe & Maria Castañón Moats, Proxy Preview 2024, Harvard L. Sch. Forum on Corp. Gov. (Apr. 14, 2024), https://corpgov.law.harvard.edu/2024/04/14/proxy-preview-2024/.

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2024 Proxy Memo Exxon Mobil Corp | Statement Concerning Shareholder Democracy

Myth: Exxon claims a “distinction in approach between our investors, who are looking to ensure long-term economic value, and other shareholders, who may have acquired or borrowed a small number of shares to pursue their own agendas” via proposals that “have no clear benefits for investors.” (p. 79).

•	Reality: Exxon’s attempt to draw a distinction between its “investors” and “other shareholders” is absurd. Shareholders are investors. Anyone who submits a proposal to Exxon must satisfy an ownership threshold by holding at least $2,000 in shares for at least three years. In 2020 comments to the SEC, Exxon endorsed this threshold as sufficient to ensure those investors “have a legitimate long-term investment in, and commitment to, the company and the interests of its other shareholders.”[12] This argument also parrots the recent attacks on ESG proposals as lacking a focus on long term economic value. The very proposals that are most attacked by the anti-ESG proponents are climate and DEI proposals, both of which are based explicitly on concern over long term economic value for companies and stockholders.

•	Reality: It is apparent that Exxon’s attacks are primarily focused on proposals concerned about climate risk. Yet, these proposals are based squarely on protecting the “long-term economic value” of the company and the market itself. Exxon’s own proxy begins with an assertion that it views “reduc[ing] greenhouse gas emissions” as “essential.” (p. 1).

Myth: Exxon claims that As You Sow is at the center of a “professional activist consortium with dozens of clients, affiliated networks, and collaborators,” and that it abuses the shareholder proposal process by working with different shareholders. (p. 80).

•	Reality: As You Sow works with, and represents, a range of investors seeking to mitigate long-term risk for the material benefit of all stockholders and stakeholders. This work often involves collaboration with other organizations or entities who have similar interests. Although it is unclear what Exxon means by a “professional activist consortium,” shareholders working collaboratively to reduce the costs and time associated with shareholder engagements and proxy proposals; to coordinate asks and expectations so companies are faced with fewer competing demands; and to increase knowledge about issue areas and share learnings are neither illegal nor nefarious.

•	Reality: SEC Rules promulgated during the Trump administration encourage investors to work together and make use of representatives to more efficiently engage with companies.[13]

•	Reality: Exxon’s argument that a representative like As You Sow, working on behalf of multiple shareholders, is somehow an abuse of the system is logically and legally baseless. Each shareholder As You Sow represents is an investor, independently eligible to submit a shareholder proposal. That they choose to make use of a representative is — beyond being encouraged by the Trump-era SEC — unsurprising, especially given the complicated and time consuming nature of the 14a-8 rule and proposal process. Also, Exxon’s decision to attack or sue its investors only makes it more likely that representatives will be used.

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12 Letter from Neil Hansen, Vice President, Investor Relations and Secretary, Exxon Mobil Corporation to Vanessa A. Countryman, Secretary, U.S. Securities and Exchange Commission (Feb. 3, 2020), https://www.sec.gov/comments/s7-23-19/s72319-6794790-207771.pdf.

13 Final Rule: Procedural Requirements and Resubmission Thresholds under Exchange Act Rule 14a-8, https://www.sec.gov/files/rules/final/2020/34-89964.pdf.

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2024 Proxy Memo Exxon Mobil Corp | Statement Concerning Shareholder Democracy

•	Exxon squarely presented this argument unsuccessfully to the SEC last year and again this year, and was rebuffed, once more based on Trump administration SEC rules.

The reality is that Exxon would prefer that its investors were not represented, for an obvious reason: As You Sow and other representatives are serious, engaged, and effective representatives. As You Sow offers investors the opportunity to work with experts on specific issue areas they are concerned about, craft better-written proposals, help with navigating the confusing Rule 14a-8 process, and defend against no-action requests submitted by expensive company lawyers. The result is a process that is more efficient and, we believe, beneficial for all parties.

Myth: Exxon claims that investors with “minimal” holdings should not be permitted to submit shareholder proposals.14

•	Reality: Giving a voice to smaller investors is the entire point of the shareholder proposal process. Investors with large holdings generally have no difficulty in making their voices heard with most management and Boards. Smaller investors, however, find it more difficult to engage with companies and have their voices heard. Yet, they often share similar interests with a broad range of investors. For example, as diversified investors they share an interest in minimizing systemic risk to their entire portfolio posed by the actions of a single company. The whole point of shareholder democracy is ensuring that these investors are able to exercise their collective power, and the whole point of the shareholder proposal process is, as Exxon has described, to allow these “shareholders to bring issues of relevance to the attention of other shareholders in their capacity as investors.”[15] Very often, proposals filed by smaller investors receive strong shareholder votes, including frequent majority votes.

Myth: Exxon claims that shareholder proposals filed by smaller investors reflect only the interests of a small minority.

•	Reality: Shareholder proposals, submitted by smaller shareholders and opposed by the Exxon Board, have routinely received strong minority or majority votes at Exxon. In 2021, 56% of shareholders supported an ICCR co-filed proposal on lobbying disclosures opposed by the Board. The same year, 64% of investors supported a proposal seeking greater disclosure on climate-related lobbying by the Company, also opposed by the Board. In 2022, 51% of investors supported a proposal on climate scenario analysis filed by As You Sow on behalf of a range of shareholders. Even where proposals do not receive majority support, that does not mean that they do not reflect substantial concern among the Company’s investors. In recent years, a number of proposals have received votes above 30%, meaning that more than $100 billion in assets voted for those proposals.

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14 See Exxon Mobil Corp., Shareholder Proposal Lawsuit – Our responsibility to fight back, https://corporate.exxonmobil.com/news/corporate-news/shareholder-proposal.

15 Letter from Neil Hansen, Vice President, Investor Relations and Secretary, Exxon Mobil Corporation to Vanessa A. Countryman, Secretary, U.S. Securities and Exchange Commission (Feb. 3, 2020), https://www.sec.gov/comments/s7-23-19/s72319-6794790-207771.pdf.

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2024 Proxy Memo Exxon Mobil Corp | Statement Concerning Shareholder Democracy

Ironically, in 2022, a proposal from Follow This requesting that the Company reduce its greenhouse gas emissions received a 27.1% vote. This proposal was a precursor to the one that prompted Exxon recently to sue Follow This and Arjuna Capital, which Exxon claims only “masquerade[s] as investors with a legitimate economic interest in ExxonMobil’s success.” (p. 80). Left unstated by the Board is whether it considers the one-third of shares voted for the proposal to all be owned by “not . . . real investor[s].” (p. 80).

CONCLUSION

As You Sow believes that Exxon’s investors should engage with the substance of proposals and judge them by their merits. Shareholder proponents are — literally — invested in Exxon’s success. Having a different understanding of the long-term risks faced by the Company and the best way to address those risks does not merit the ugly attacks Exxon has levied. Thankfully, we are confident that most shareholders are more interested in understanding and addressing long-term risk than in playing political games with their money, as Exxon has chosen to do.

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For questions, please contact: Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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